# Warning & Copyright Notice

# IMMERSE
## UNDERWATER SAFARI

# Content

# The Investment


U-Boat Worx
HYDRA

# Investment Highlights

❖**EXCLUSIVE OPPORTUNITY** – We are seeking $1,800,000 for 30% preferred equity in Immerse Underwater Safari. We have exclusive 10-year partnership to service The Ritz Carlton Capella & Patina resorts in the Maldives with our 5-passenger submersible. Our plans are to expand our exciting safaris throughout the Maldives. We are launching in 2Q21. This investment's projected payback period is 4 years, targeted 10 Year IRR 33% & targeted 10 Year Equity Multiple of 4.8x.

❖**ENVIRONMENTAL IMPACT** – We are raising marine life awareness, increasing ocean accessibility, and cleaning pollution from our oceans. Furthermore, we will share oceanic data with various research and conservation agencies to equip them with information that will advance their efforts to help our planet. Our submersible is 100% electric and produces zero emissions.

❖**EXPERT TEAM** – Operations will be run alongside an experienced company with 25 years of watersports experience in the Maldives.

❖**PROVEN MARKET** – The Four Seasons Maldives Resort features a personal submersible which, charges passengers $775 per person vs our projected $550 price point. Our internal data shows we have access to the Maldives' ~$200 million USD water sports market including exclusive rights to our partner resorts.

❖**DISCOUNTED ACQUISITION** – Due to COVID-19's economic impact and our relationship with the submersible manufacturer, we are acquiring our submersible for 50% of market price and 27% of replacement cost.


Marriott
INTERNATIONAL
CAPELLA
HOTELS AND RESORTS
PATINA
HOTELS & RESORTS
THE RITZ-CARLTON

# Company Overview

Immerse Underwater Safari, LLC is a black owned business formed in an effort to raise oceanic awareness in a new exciting way. We are using a personal submersible, previously only accessible to yacht owners, and taking guests in the Maldives on Underwater Safaris. We are committed to combating the challenges facing marine life (coral bleaching, invasive species, pollution, overfishing etc…) while increasing ocean accessibility. It is our belief that the fight starts with getting people's attention. Rather than carrying out our objective in a somber tone, we are focused on celebrating all marine life has to offer with Responsible Recreation.

## Environmentally Focused

- ❖ Increase awareness and evoke emotion for the often-forgotten marine life.
- ❖ Remove microplastics from our oceans.
- ❖ Share oceanic data with various research and conservation agencies to equip them with information that will advance their efforts to help our planet.
- ❖ Our submersible is 100% electric and produces zero emissions.



ENVIRONMENTAL IMPACT
FINANCIAL IMPACT
SOCIAL IMPACT

## Proudly Black Owned

When a rising tide doesn't lift everyone…



White
Black
Hispanic
Nonwhite
$1 000 000
$750 000
$500 000
$250 000
$0
1963
1983
1989
1992
1995
1998
2001
2004
2007
2010
2013
2016

Average Family Wealth by Race/Ethnicity, 1963-2016

## Profitable



Stocks
Bonds
Gold
Immerse Underwater Safari
0 %
5 %
10 %
15 %
20 %
25 %
30 %
35 %
Annual Percentage Return

## FUN!

- ❖ We are offering the world's only submarine based Underwater Safari.
- ❖ Guests of all ages, regardless of physical fitness will be able to journey to depths down to 650 feet without any certifications required.
- ❖ Safari rides are captured with our 4K Ultra HD underwater drone, champagne packages, bioluminescent night safaris, and much more…..

This slide contains forward looking projections which cannot be guaranteed.

# Purpose

| | Lack of Marine Life Awareness | Ocean Accessibility | Clean our Oceans |
|---|---|---|---|
| **Problems** | <br>Thousands of forms of marine life lack representation regardless of their importance to our ecosystem. | <br>There is an estimated 4 billion people representing over half of the world's population that cannot swim let alone SCUBA dive. Theses people want to share the experience of discovering the world's last frontier; our seas. | <br>~150 million tons of marine plastic exist in the ocean. Eight million tons of plastic, equivalent to 50,000 commercial jets, enter the ocean every year. |
| **Solutions** | We are increasing awareness and evoking emotion for the often-forgotten marine life with our Underwater Safaris.<br><br>We are sharing oceanic data with various non-profit and conservation agencies equipping them with information that will advance their research efforts and help our planet. | Guests of all ages, regardless of physical fitness will be able to journey to depths down to 650 feet without any certifications required on our Underwater Safaris. | Our mothership is equipped with state-of-the-art engines that vacuum plastics out of oceans when in use. |
| **Opportunities** | We are confident the humans we share our journey with will leave equipped with a mindset necessary to help marine life in a manner commensurate with their capabilities.<br><br>Professional research organizations will have a platform to obtain timely data and enhance their missions benefiting all living species. | The market for people who want to dive but cannot is huge. In the U.S. alone there are approximately 900 thousand certified scuba divers that are 45 years or older. These individuals may seek a less physically taxing alternative that satisfies their diving interest. | We have the opportunity to clean one of the most polluted oceans in the world. The more safaris we do, the more plastic we remove from our oceans. |

# Immerse Business Model

- **UNDERWATER SAFARI** - The underwater safari segment is our primary business forecasted at 67% of total revenue. We will take passengers on hourly voyages for $550 each, 29% less than the Four Seasons Maldives submersible rides. We project a modest 2 dives per operating day in our first year.

- **PRIVATE/COMMERCIAL CHARTERS** – Fari Islands is expected to be the premier marina in all of the Maldives and serves as our home base. With frequent superyacht visitation, this business is expected to generate 22% of our sales with four weekly charters per year. Our weekly charter rate of $100K USD is 24% less than market rate.

- **SUBMARINE PILOT TRAINING** –Sub piloting is an exhilarating educational program consisting of both classroom and hands-on training. We offer a range of trainings ranging from introductory to professional courses for career seekers. We have forecasted 8% of projected revenue towards this business line.

- **VIDEO & MERCHANDISE** – A 4K HD underwater drone will capture the breathtaking underwater safari experience and be offered to passengers along with Immerse merchandise. This represents 3% of projected revenue.



This slide contains forward looking projections which cannot be guaranteed.

# COVID-19 & Key Risks to the Business



| Risks | Mitigants |
|---|---|
| ❖ COVID-19 | ❖ COVID-19 will undoubtedly impact travel in the near to medium term. We are not launching until 2Q21 so this mitigates shorter-term risk. If travel is not strong enough to support our baseline underwritten projections then we simply won't launch yet. |
| ❖ Adverse weather/waters | ❖ Cyclones, tsunamis and other deadly events are extremely rare in the Maldives. However, the Maldives does have a rainy season. Our Underwater Safaris should fair well from rain as travelers looking to escape their rooms have limited options for beach activities and we operate underwater in sheltered coves. |
| ❖ Maintenance/downtime | ❖ We will have dedicated mechanics providing maintenance for the submersible. Furthermore, through our service plan with the manufacturer, we will keep all spare parts in stock. Lastly, we have forecasted an ultra conservative 8 weeks of downtime in year 1 compared to our partner's experience of 4 weeks of downtime in 2019. |

# Financials



# The Real Deal

### Resorts Partnership

Our partner resorts are eager to have Immerse Underwater Safari as their exclusive flagship watersport attraction. As a result, we were able to negotiate a 10% commission, well below the standard 30% commission resorts charge other watersport operators.

+

### Seller Partnership

The asking price for our submersible was 2.1 million USD. However, due to COVID-19, we were able to negotiate the sub sale for $1 million USD.

+

### Operations Partnership

Dive Butler is a key strategic partner with 25 years of luxury diving experience in the Maldives. We were able to negotiate a 5-10% commission with them, based on sales volume, in return for local expertise and sales.

=

### Immerse Benefit

- The exclusive rights to provide multiple world class resorts with underwater safaris for 1/3rd of market costs
- A super rare submersible for less than 50% of asking price and 27% of replacement cost
- Operations expertise and sales for well below market costs

# Sharing Success Together

We are seeking investments of up to $1,800,000 USD. Investors will receive a 10% annual preferred return and a 30% equity stake in the company. The full return of invested capital is projected in Year 4. Below are 10-year financial projections matching our 10-year Fari Islands contractual period.

**Uses**

$1,010,000 Submersible & Parts Purchase
$515,000 Start Up & Operational Costs
$215,000 Infrastructure & Support Equipment
$60,000 Marketing
$1,800,000 Total Investment

Projected IRR = 33%
Projected Equity Multiple = 4.8x

| | Year 0 | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 | Year 6 | Year 7 | Year 8 | Year 9 | Year 10 | Total Return |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Investment** | $ (250) | $ 49 | $ 68 | $ 78 | $ 96 | $ 105 | $ 129 | $ 138 | $ 162 | $ 178 | $ 202 | $ 1,206 |
| **Cumulative Return** | $ (250) | $ (201) | $ (132) | $ (54) | $ 42 | $ 146 | $ 275 | $ 413 | $ 575 | $ 754 | $ 956 | |
| **Investment** | $ (1,000) | $ 197 | $ 274 | $ 311 | $ 384 | $ 418 | $ 516 | $ 552 | $ 647 | $ 713 | $ 807 | $ 4,820 |
| **Cumulative Return** | $ (1,000) | $ (803) | $ (529) | $ (218) | $ 166 | $ 584 | $ 1,101 | $ 1,653 | $ 2,300 | $ 3,013 | $ 3,820 | |
| **Investment** | $ (5,000) | $ 987 | $ 1,369 | $ 1,556 | $ 1,919 | $ 2,091 | $ 2,581 | $ 2,760 | $ 3,236 | $ 3,564 | $ 4,035 | $ 24,098 |
| **Cumulative Return** | $ (5,000) | $ (4,013) | $ (2,644) | $ (1,089) | $ 831 | $ 2,921 | $ 5,503 | $ 8,263 | $ 11,499 | $ 15,063 | $ 19,099 | |
| **Investment** | $ (10,000) | $ 1,973 | $ 2,738 | $ 3,112 | $ 3,839 | $ 4,182 | $ 5,163 | $ 5,520 | $ 6,473 | $ 7,129 | $ 8,071 | $ 48,199 |
| **Cumulative Return** | $ (10,000) | $ (8,027) | $ (5,289) | $ (2,177) | $ 1,661 | $ 5,843 | $ 11,006 | $ 16,526 | $ 22,999 | $ 30,128 | $ 38,199 | |
| **Investment** | $ (25,000) | $ 4,933 | $ 6,844 | $ 7,779 | $ 9,596 | $ 10,454 | $ 12,907 | $ 13,799 | $ 16,182 | $ 17,823 | $ 20,177 | $ 120,496 |
| **Cumulative Return** | $ (25,000) | $ (20,067) | $ (13,222) | $ (5,443) | $ 4,153 | $ 14,607 | $ 27,515 | $ 41,314 | $ 57,496 | $ 75,319 | $ 95,496 | |

This slide contains forward looking projections which cannot be guaranteed.

# Financial Overview

| | FY 1 | FY 2 | FY 3 | FY 4 | FY 5 | FY 6 | FY 7 | FY 8 | FY 9 | FY 10 |
|---|---|---|---|---|---|---|---|---|---|---|
| Safari Revenue | $ 1,232,000 | $ 1,963,080 | $ 2,709,280 | $ 3,501,400 | $ 4,445,280 | $ 5,223,400 | $ 6,303,360 | $ 7,302,960 | $ 8,349,600 | $ 9,443,280 |
| Charter Revenue | $ 400,000 | $ 408,000 | $ 416,160 | $ 424,483 | $ 432,973 | $ 883,265 | $ 900,930 | $ 918,949 | $ 1,405,991 | $ 1,434,111 |
| Pilot Training Revenue | $ 144,000 | $ 183,600 | $ 224,726 | $ 267,272 | $ 272,617 | $ 316,999 | $ 323,339 | $ 329,806 | $ 420,502 | $ 428,913 |
| Video/Merch/Other | $ 61,600 | $ 98,154 | $ 135,464 | $ 175,070 | $ 222,264 | $ 261,170 | $ 315,168 | $ 365,148 | $ 417,480 | $ 472,164 |
| | | | | | | | | | | |
| Revenue Totals | $ 1,837,600 | $ 2,652,834 | $ 3,485,630 | $ 4,368,225 | $ 5,373,134 | $ 6,684,834 | $ 7,842,797 | $ 8,916,862 | $ 10,593,574 | $ 11,778,468 |
| | | | | | | | | | | |
| Total Cost of Sales | $ (332,430) | $ (429,004) | $ (666,422) | $ (845,402) | $ (966,695) | $ (1,314,334) | $ (1,534,818) | $ (1,671,537) | $ (2,087,333) | $ (2,325,676) |
| | | | | | | | | | | |
| Gross Margin | $ 1,505,170 | $ 2,223,830 | $ 2,819,208 | $ 3,522,823 | $ 4,406,439 | $ 5,370,500 | $ 6,307,979 | $ 7,245,325 | $ 8,506,241 | $ 9,452,792 |
| Gross Margin % | 82% | 84% | 81% | 81% | 82% | 80% | 80% | 81% | 80% | 80% |
| | | | | | | | | | | |
| Operating Expenses | $ (491,212) | $ (501,281) | $ (511,307) | $ (521,533) | $ (1,063,927) | $ (1,085,206) | $ (1,660,365) | $ (1,693,572) | $ (2,297,500) | $ (2,343,450) |
| | | | | | | | | | | |
| EBITDA | $ 1,013,958 | $ 1,722,549 | $ 2,307,901 | $ 3,001,290 | $ 3,342,512 | $ 4,285,294 | $ 4,647,614 | $ 5,551,753 | $ 6,208,741 | $ 7,109,342 |
| EBITDA Margin % | 55% | 65% | 66% | 69% | 62% | 64% | 59% | 62% | 59% | 60% |

This slide contains forward looking projections which cannot be guaranteed.

# Operations



# Location


MALDIVES


Noonu Atoll
NORTH PROVINCE
LHAVIYANI ATOLL
BAA ATOLL
NORTH MALE ATOLL
Fari Islands
NORTH ARI ATOLL
MALE
CENTRAL PROVINCE
SOUTH MALE ATOLL
SOUTH ARI ATOLL
VAAVU ATOLL
FAAFU ATOLL
MEEMU ATOLL
LAAMU ATOLL
UNADHOO
SOUTH PROVINCE
NORTH GAAFU ATOLL
THINADHOO
SOUTH GAAFU ATOLL

- The Maldives are a chain of islands located in the Indian Ocean. The country is situated atop beautiful reefs making it the world's premiere watersports attraction. Malè international airport serves ~1.5 million tourists annually.

- Our home base Fari Islands is located in the North Male Atoll. North Male Atoll is the most populated and most visited atoll in the Maldives. It's home to over 30 resorts and the Maldives only international airport.

# Traction & Roadmap

**2020**

Secured agreements with The Ritz Carlton, Capella, & Patina Maldives

~$16M watersports market

**YEAR 1**

Targeting seven nearby resorts to secure operating agreements

~$18M watersports market

**YEAR 2**

Expand service to nine other North Male resorts.

~$21M watersports market

**YEAR 4**

Expand service to South Male resorts

~$25M watersports market

**YEAR 6**

Expand service to Noonu Atoll resorts

~$31M watersports market

**YEAR 8**

Expand service to Baa Atoll resorts

~$22M watersports market

This slide contains forward looking projections which cannot be guaranteed.

# The Experience

In total there are over 2000 marine life species in the Maldives making it one of the most biodiverse places on the planet.  Passengers will witness breathtaking panoramic views, encountering some of the world's most fascinating animals. Depending on the time of the year, passengers can expect to see any of the following in addition to shipwrecks and coral reefs:

- Sharks – 25 species
- Dolphins – 20 species
- Whales – 11 species
- Turtles – 5 species
- Rays – 3 species
- Big Ass Human Size Fish! – 1 species











# Management & Partners



# Founder's Accomplishments

John Brown Real Estate LLC

Founder of John Brown Real Estate

NYU

Master's Degree in Sustainable Real Estate Development & Finance

A decade of risk management experience



High Peaks Resort Partner

HIGH PEAKS RESORT
lake placid

Y-Combinator Start-up School Graduate

Y Combinator

A decade of banking experience

citi

AMERICAN EXPRESS

Morgan Stanley

Former Director at Alpha Submarine

ALPHA SUBMARINE ADVENTURES VIRGIN ISLANDS, LLC

Case Business Competition Finalist

THE CASE COMPETITION

# Expert Advisors



**Erik Hassleman** – Commercial Director of submersible manufacturer U-Boat Worx. Erik and company are industry leaders and provide unmatched submersible specific expertise.



**Alexis Vincent** – Founder of Dive Butler will serve as our local operational expert. With 25 years of luxury dive experience in the Maldives, we could not imagine a more valuable partner and advisor.

U-Boat Worx

DIVE BUTLER

# Operations Expertise

❖Our operating partner Dive Butler will provide sales infrastructure and local expertise in return for 5-10% of revenue (depending on annual underwater safari ridership).

❖Dive Butler has developed a team of over 150, located in 20 countries speaking more than 25 languages.

❖Dive Butler has built a robust team of Dive Instructors, Dive Doctors, Marine Biologists and Water Sports Experts that create amazing unforgettable experiences.



# Resort Partners

- Marriott International is the largest hotel company in the world with 7,484 properties spanning 30 brands.
- Our partnership with the largest hotel company in the world not only proves our credibility but also sets the stage for future partnerships fueling our growth.

- Marriott International's flagship brand leading the hospitality industry in luxury. With over 100 resorts in 30 countries and another 50 resorts in the pipeline, The Ritz Carlton provides tremendous growth opportunities for Immerse Underwater Safari.

22

- An ultra-luxury hotel company with 15 hotels under 3 distinct brands.
- The hotel group's Bali property was voted 'The Best Hotel in the World' by Travel & Leisure.

- A lifestyle brand embracing the natural world and sustainability. The brand is newly launched with three extraordinary properties.

# Equipment



## Submersible



- 2017 Uboat Worx C-Explorer 5
- 5-passenger (1 pilot + 4 passengers)
- Diving depth rating of 650 feet
- 16 hour lithium battery life

## Catamaran



- Brand new Fleetway U-Fab Boat (custom catamaran)
- Launch & recovery platform for submarine
- Removes micro-plastics from water
- Classroom for our submersible piloting program
- Service private parties of up to 14 guests for full day underwater safaris at multiple dive sites

## Tender


element
MERCURY

- Brand new support tender
- Transport passengers from shore to catamaran and back
- The support boat will house our surface pilot
- Launch and recovery point for our state of the art underwater drone

## Drone



- Brand new Qysea Fifish V6
- Record live 4K HD safari dives (to be sold to passengers)
- Surveillance for surface pilot
- Create breathtaking promotional content
- Allow prospective guests to follow our underwater safari in an immersive virtual reality experience (navigates the drone with a turn of the head)

# Resource Links

1. Immerse company website – https://www.immersesubs.com
2. Local luxury dive operator & operating partner - https://www.divebutlerinternational.com/
3. Submersible manufacturer - https:// www.uboatworx.com
4. Hotel market data - https://horwathhtl.asia/wp-content/uploads/sites/6/woocommerce_uploads/2019/10/2019_Maldives-Annual-Study_Summary.pdf
5. Fari Islands press release - https://www.prnewswire.com/ae/news-releases/pontiac-land-announces-the-launch-of-fari-islands-864750179.html
6. Hotel partner website - https://www.ritzcarlton.com/
7. Hotel partner website - https://www.capellahotels.com/en/capella-maldives
8. Founder's commercial real estate company – https://www.johnbrownre.com
9. IRA investing - https://app.rocketdollar.com/signup?referral=KCROSSLAND


SEE YOU DOWN THERE
If you are excited to share this journey together, contact us:
Keith Crossland
1-401-626-6157
immersesub@gmail.com
immersesubs.com

# Appendix



# Financials (Revenue)

| | | 3 Resorts | 6 Resorts | 12 Resorts | 12 Resorts | *SM 16 Resorts | 16 Resorts | *Noonu 20 Resorts | 20 Resorts | *Baa 24 Resorts | 24 Resorts |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 | Year 6 | Year 7 | Year 8 | Year 9 | Year 10 |
| Total weeks of operation | | 44 | 45 | 45 | 45 | 90 | 90 | 135 | 135 | 180 | 180 |
| Total weeks of operation after chartering | | 40 | 41 | 41 | 41 | 84 | 82 | 126 | 126 | 168 | 168 |
| Average no. Days per week | | 7 | 7 | 7 | 7 | 7 | 7 | 7 | 7 | 7 | 7 |
| Total days of operation | | 280 | 287 | 287 | 287 | 588 | 574 | 882 | 882 | 1176 | 1176 |
| Number of dives per year | | 560 | 861 | 1148 | 1435 | 1764 | 2009 | 2352 | 2646 | 2940 | 3234 |
| Number of Passengers per dive day | | 8 | 12 | 16 | 20 | 24 | 28 | 32 | 36 | 40 | 44 |
| Ticket price per seat/dive (ex. GST and service charge, 2% growth) | | $550 | $570 | $590 | $610 | $630 | $650 | $670 | $690 | $710 | $730 |
| Ticket price per seat incl. GST (12%) and Service charge (10%) | 122% | $671 | $695 | $720 | $744 | $769 | $793 | $817 | $842 | $866 | $891 |
| Average no. of occupants per dive | | 4 | 4 | 4 | 4 | 4 | 4 | 4 | 4 | 4 | 4 |
| Total Number of Passengers | | 2240 | 3444 | 4592 | 5740 | 7056 | 8036 | 9408 | 10584 | 11760 | 12936 |
| Average income per dive(ex. GST and service charge) | | $2,200 | $2,280 | $2,360 | $2,440 | $2,520 | $2,600 | $2,680 | $2,760 | $2,840 | $2,920 |
| Ticket revenues | | $1,232,000 | $1,963,080 | $2,709,280 | $3,501,400 | $4,445,280 | $5,223,400 | $6,303,360 | $7,302,960 | $8,349,600 | $9,443,280 |
| Other income | | | | | | | | | | | |
| Income/Video Sales/Merchandise | 5% | $61,600 | $98,154 | $135,464 | $175,070 | $222,264 | $261,170 | $315,168 | $365,148 | $417,480 | $472,164 |
| Charter to Yacht on week-basis | | 4 | 4 | 4 | 4 | 6 | 8 | 9 | 9 | 12 | 12 |
| Income Charter to yachts ($100k per week) | | $400,000 | $408,000 | $416,160 | $424,483 | $432,973 | $883,265 | $900,930 | $918,949 | $1,405,991 | $1,434,111 |
| | | 48 | 60 | 72 | 84 | 96 | 96 | 96 | 96 | 120 | 120 |
| Submarine Piloting ($3K per Day) | | $144,000 | $183,600 | $224,726 | $267,272 | $272,617 | $316,999 | $323,339 | $329,806 | $420,502 | $428,913 |
| | | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 | Year 6 | Year 7 | Year 8 | Year 9 | Year 10 |
| Total Revenue | | $1,837,600 | $2,652,834 | $3,485,630 | $4,368,225 | $5,373,134 | $6,684,834 | $7,842,797 | $8,916,862 | $10,593,574 | $11,778,468 |
| Ticket Commission Dive Butler | 10% | -$96,350 | -$103,290 | -$249,151 | -$331,117 | -$341,632 | -$505,290 | -$597,412 | -$614,927 | -$803,880 | -$909,985 |
| Commission dive butler for submarine charter | 10% | -$40,000 | -$40,800 | -$41,616 | -$42,448 | -$43,297 | -$88,326 | -$90,093 | -$91,895 | -$140,599 | -$143,411 |
| Ticket Commission to Resorts | 10% | -$183,760 | -$265,283 | -$348,563 | -$436,822 | -$537,313 | -$668,483 | -$784,280 | -$891,686 | -$1,059,357 | -$1,177,847 |
| Total Variable Cost (2% growth rate) | 2% | -$48,898 | -$50,120 | -$51,123 | -$52,145 | -$106,376 | -$108,504 | -$166,010 | -$169,331 | -$229,714 | -$234,308 |
| Video Sales/Merchandise 20% on selling price | 20% | -$12,320 | -$19,631 | -$27,093 | -$35,014 | -$44,453 | -$52,234 | -$63,034 | -$73,030 | -$83,496 | -$94,433 |
| Gross Profit | | $1,648,972 | $2,380,290 | $2,768,085 | $3,470,678 | $4,300,063 | $5,261,996 | $6,141,968 | $7,075,994 | $8,276,527 | $9,218,483 |

This slide contains forward looking projections which cannot be guaranteed.

# Financials (Expenses)

| | Annual |
|---|---|
| **Overhead** | |
| Insurance Submersible | $129,500 |
| Administration & accounting | $10,600 |
| Office/storage | $6,000 |
| UBW management/training | $10,600 |
| Advertising | $36,752 |
| **Total** | **$193,452** |
| **Crew** | |
| Operations/Sales Manager | Dive Butler |
| Submersible Pilot/SO #1 | $60,000 |
| Submersible Pilot/SO #2 | $30,000 |
| Deck Hand (Plus Tips) | $ 7,200 |
| Catamaran Captain (Plus Tips) | $ 9,600 |
| **Total** | **$106,800** |
| **Maintenance, Service and Repair** | |
| Maintenance Submersible | $55,000 |
| Annual Survey DNV GL | $10,000 |
| Shipping costs parts | $1,000 |
| Maintenance Support Boat | $55,000 |
| **Total** | **$121,000** |
| **Misc.** | |
| Misc. | 5% |
| **Total** | **$21,062.60** |
| **TOTAL FIXED COST** | **$442,315** |

| **Variables** | | | |
|---|---|---|---|
| **Direct Cost Per Operating Day** | Per Day | Cost per unit | Cost/day |
| Shuttle Boat: fuel consumption (ltrs/day) | 100 | $1.33 | $132.50 |
| Submersible: CO2 absorber (sofnolime) (kg/day) | 5.5 | $4.77 | $26.24 |
| Submersible: Oxygen reflling | 2 | $5.30 | $10.60 |
| Other consumables (cloths, cleaning product, grease) | 1 | $5.30 | $5.30 |
| Submersible: Fresh water (264gal/day) | 0 | $7.84 | $0.00 |
| Submersible: Electricity | 0 | $5.00 | $0.00 |
| **Total Direct Cost Per Operating Day** | | | **$174.64** |

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| **Annual Variable Cost** | | | | | |
| *Number of Operating Days per Year* | *280* | *287* | *287* | *287* | *588* |
| Total Direct Cost of Operating Days | $48,898 | $50,120 | $50,120 | $50,120 | $102,685 |
| Management (5% Fee) | $91,880 | $132,642 | $174,282 | $218,411 | $268,657 |
| **TOTAL VARIABLE COST - Based on assumed operating schedule** | **$140,778** | **$182,762** | **$224,402** | **$268,531** | **$371,342** |

This slide contains forward looking projections which cannot be guaranteed.


FARI ISLANDS
MALDIVES
FARI ISLANDS, MALDIVES
FARI ISLANDS is an archipelago of three luxury private **resorts** and a village **island**, scattered in the north-eastern rim of North Male Atoll. The individual **island** experiences are masterfully designed by celebrated architects and will be managed by the finest hospitality groups.
Fari Islands
Marina & Village
CAPELLA™
HOTELS AND RESORTS
THE RITZ-CARLTON
MALDIVES, FARI ISLANDS
Islanders Campus



# Fari Islands
## Maldives

Meet the Fari Islands, an archipelago made up of four islands found in the North Male Atoll that can only be reached by a 50-minute speedboat ride (or 10 minutes by seaplane) from Malé International Airport. The new resort destination with the mission to 'celebrate nature, craft, and connection'. Across the four islands, travelers will find three exciting luxury resorts, a buzzing marina and purpose-built hospitality campus.

## FARI ISLANDS

The 'communal beating heart' of the archipelago according to a Fari Island's statement will be the picturesque Fari Marina, an area built around a Beach Club and dotted with boutiques and upscale food and drink options like Japanese teppanyaki, a tandoor oven restaurant, and a bakery by the beach. Guests from all of the Fari Island resorts are welcome and can reach the marina by boat.







THE RITZ-CARLTON

Located in North Male Atoll, The Ritz-Carlton Maldives Fari Islands is a part of Rah Falhu Huraa lagoon, a lively integrated Marina Village and Resort Destination with world-class luxury living and recreation facilities. Set amidst white sandy beaches, turquoise lagoons, and coral reefs, the contemporary design is crafted by Kerry Hill Architects



PATINA
HOTELS • RESORTS

Patina Maldives is located within the Fari Islands – an elevated Maldivian island destination that celebrates nature, craft, and connection. You will find a world that speaks to the heart of our ethos: Inspiring Journeys for Independent Minds.

## VILLAS

The properties on Fari Islands will be managed by a trio of luxury hotel operators, namely, The Ritz-Carlton Hotel Company, and Patina Hotels & Resorts. The third resort partner will be announced soon. Each of the hotels opening at Fari Islands will be located on its own island.



THE RITZ-CARLTON

**100 ISLAND AND OVERWATER VILLAS**



PATINA HOTELS & RESORTS

**110 BEACH SUITES, VILLAS AND STUDIOS**









## FACILITIES

Each resort will be appointed with world-class facilities from Michelin Star chefs to picturesque spas and outdoor pools.





ATMOSPHERE
AQUA·CLUB
MALDIVES

# HELENGELI DIVE SITES


HELENGELI
ERIYADU
MEERU

1. BODU THILA
2. KUDA HELENGELI CORNER
3. HELENGELI CORNER SOUTH
4. HELENGELI CORNER NORTH
5. HELENGELI KANDU CORNER
6. KUDA THILA
7. MAHA THILA
8. KUDA GIRI
9. BODU GAAFARU
10. HANI KANDU THILA
11. HANI KANDU CORNER
12. BARBARA'S GARDEN
13. SYVIA'S PLACE
14. KKK / KAGI KUDA KANDU
15. GHADAFFI'S PLACE
16. MAHA FARU
17. KUDA FARU
18. RAZZAG PLACE
19. TRIX CAVES
20. ALADIN REEF
21. BODU GAA
22. GURUWA FARU
23. FAIRY TALE
24. BLU MANTA
25. ASDU CANYON
26. ASDU GIRI
27. MIYARU FARU THILA
28. MIYARU FARU
29. FLENDERMAUS REEF
30. MORENA REEF
31. OLHAHALI CAVES
32. OLHAHALI THILA
33. SADDLE
34. VASHIMAS THILA
35. BODU HITHI THILA